Exhibit 99.3

Execution Version

LIMITED GUARANTEE

Limited Guarantee, dated as of April 26, 2015 (this “Limited Guarantee”), by Perfect Human Holding Company Limited (the “Guarantor”), in favor of Perfect World Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).  Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Guaranteed Party, Perfect Peony Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Perfect World Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).  Capitalized terms used herein but not otherwise defined have the meanings given to them in the Merger Agreement.

1.                                      Limited Guarantee.

(a)                                 To induce the Guaranteed Party to enter into the Merger Agreement, the Guarantor hereby guarantees to the Guaranteed Party, on the terms and subject to the conditions set forth herein, the due and punctual payment and performance of  Parent’s or Merger Sub’s obligation, following the valid termination of the Merger Agreement, to pay to the Guaranteed Party (i) the Parent Termination Fee pursuant to Section 9.03(c) of the Merger Agreement and (ii) the costs, expenses and interests payable under Section 9.03(e) of the Merger Agreement (the “Guaranteed Obligation”), on the terms and subject to the conditions set forth in the Merger Agreement and herein; provided that the maximum liability of the Guarantor hereunder (exclusive of the Guaranteed Obligations, as applicable, pursuant to Section 9.03(e) of the Merger Agreement and the obligations, as applicable, pursuant to Section 1(c) below) shall not exceed twenty million dollars ($20,000,000) (such amount referred to herein as the “Maximum Guarantor Amount”).

(b)                                 Notwithstanding anything herein to the contrary, the Guaranteed Party agrees and acknowledges that this Limited Guarantee may not be enforced without giving full and absolute effect to the Maximum Guarantor Amount and the Guaranteed Party agrees and acknowledges that it will not, directly or indirectly, seek to enforce this Limited Guarantee in violation thereof.  The Guaranteed Party hereby, on behalf of itself and its Related Persons (as defined below) agrees and acknowledges that the Guarantor shall in no event be required to pay to any Person or Persons in the aggregate more than the Maximum Guarantor Amount under, in respect of, or in connection with the Guaranteed Obligation pursuant to Section 9.03(e) of the  Merger Agreement, and the Guarantor shall not have any obligation or liability to any Person under this Limited Guarantee or the Merger Agreement or the transactions contemplated hereby or thereby, other than as expressly set forth herein and solely to the extent thereof.  Notwithstanding anything to the contrary contained in this Limited Guarantee or in the Merger Agreement, the Guaranteed Party hereby agrees that to the extent Parent and Merger Sub are relieved of all or any portion of its payment or performance obligations under the Merger Agreement, by satisfaction thereof or pursuant to any other agreement with the Guaranteed Party, the Guarantor shall be similarly relieved, to such extent, of its obligations under this Limited Guarantee.

(c)                                  The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder and under the Merger Agreement and the Rollover Agreement, including without limitation in the event (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed

Party hereunder when due and payable and it is determined judicially or by arbitration that the Guarantor is required to make such payment hereunder.

(d)                                 The Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind. If Parent fails to pay or cause to be paid the Guaranteed Obligation as and when due and payable pursuant to Section 9.03(c) of the Merger Agreement, as applicable, then the Guarantor’s liabilities to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, at the Guaranteed Party’s option, become immediately due and payable and the Guaranteed Party may at any time and from time to time, at the Guaranteed Party’s option, and so long as Parent or Merger Sub remains in breach of its Guaranteed Obligation, take any and all actions available hereunder or under applicable Law to collect the Guaranteed Obligation from the Guarantor subject to the Maximum Guarantor Amount as applicable.

2.                                      Terms of Limited Guarantee; Recovery Claim.

(a)                                 This Limited Guarantee is a primary and original obligation of the Guarantor and is a guarantee of payment and performance and not of collection.  Subject in all respects to Section 1 of this Limited Guarantee, a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent or any other Person or whether Parent or any other Person is joined in any such action or actions.  Notwithstanding anything herein to the contrary, the Guaranteed Party agrees and acknowledges that the Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantor hereunder, any claim, set-off, deduction, defense or release that Parent or Merger Sub could assert against the Guaranteed Party under the terms of, or with respect to, the Merger Agreement, or otherwise with respect to the Guaranteed Obligation.

(b)                                 The Guarantor agrees and acknowledges that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by:

(i)                                     any change in the corporate existence, structure or ownership of Parent, Merger Sub or the Guarantor or any insolvency, bankruptcy, reorganization or other similar proceeding of Parent, Merger Sub or the Guarantor or affecting any of their respective assets;

(ii)                                  any amendment or modification under the Merger Agreement, or any change in the time, manner or place of payment of any Guaranteed Obligation, or any amendment or waiver in accordance with the terms and conditions of the Merger Agreement or the documents entered into in connection therewith, in each case, made in accordance with the terms thereof;

(iii)                               the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, whether in connection with the Guaranteed Obligation or otherwise;

(iv)                              the right by statute or otherwise to require the Guaranteed Party to institute suit against Parent or to exhaust any rights and remedies which the Guaranteed Party has or may have against Parent; or

(v)                                 the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent or the Guarantor.

Notwithstanding the foregoing or anything to the contrary in this Limited Guarantee, the Guarantor shall be immediately fully released and discharged hereunder without the need for any further action by any Person if the Guaranteed Obligation and the obligation under Section 1(c) is paid in full in cash by Parent or any other Person.

(c)                                  The Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party.  The Guarantor waives promptness, diligence, notice of acceptance of this Limited Guarantee and of the Guaranteed Obligation, presentment, demand for payment, notice of nonperformance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligation and all other notices of any kind (except for notices to be provided to Parent pursuant to the Merger Agreement), all defenses which may be available by virtue of any stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of Parent or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than (i) fraud or knowing and intentional breach by the Guaranteed Party or any of its Related Persons (as defined below) hereunder, (ii) defenses to the payment of the Guaranteed Obligation that are available to Parent or Merger Sub under the Merger Agreement, (iii) breach by the Guaranteed Party of this Limited Guarantee or (iv) payment in full of the Guaranteed Obligation and the obligation under Section 1(c)).

(d)                                 In the event any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or otherwise must be (and is) returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made solely to the extent the Guarantor is in fact liable for such payment hereunder.

3.                                      Sole Remedy.

(a)                                 The Guaranteed Party acknowledges and agrees that:

(i)                                     the sole cash asset of Parent is cash in a de minimis amount, and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs in accordance with the terms and conditions of the Merger Agreement, and that, without limiting the rights of the Guaranteed Party under this Limited Guarantee, and subject to all of the terms, conditions and limitations herein and therein, the Guaranteed Party shall not have any right to cause any assets to be contributed to Parent or Merger Sub by the Guarantor, any of the Guarantor’s Related Persons (as defined below) or any other Person;

(ii)                                  notwithstanding anything that may be expressed or implied in this Limited Guarantee, the Merger Agreement or any other document or instrument delivered in connection herewith or therewith, the Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with the Merger Agreement or this Limited Guarantee, or the transactions contemplated hereby or thereby, other than as expressly set forth herein, and that, no Person other than the Guarantor shall have any liability or obligation hereunder; and

(iii)                               the Guaranteed Party has no and shall have no right of remedy, recourse or recovery (whether at law or equity or in tort, contract or otherwise) against the Guarantor or the Guarantor’s Related Persons (or any Related Person of such Persons), and no personal liability or obligation whatsoever shall attach to the Guarantor’s Related Persons (or any Related Person of such Persons) (including, without limitation, any liabilities or obligations arising under, or in connection with, this Limited Guarantee or the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection therewith or herewith, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not any such breach is caused by the Guarantor’s breach of its obligations under this Limited Guarantee), in each case, whether by or through the Guarantor, Parent, Merger Sub or any other Person, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil or similar action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, by or through a claim (whether at law or equity or in tort, contract or otherwise) by or on behalf of Parent or Merger Sub against the Guarantor or any Related Person of the Guarantor (or any Related Person of such Persons), or otherwise, except for its rights against the Guarantor under this Limited Guarantee pursuant to the terms and subject to the conditions hereof, and in no event shall the Guaranteed Party or any of its Related Persons seek any damages of any kind or any other recovery, judgment, or remedies of any kind (including consequential, indirect or punitive damages) in excess of the Maximum Guarantor Amount against the Guarantor pursuant to the terms and subject to the conditions hereof.

(b)                                 The recourse against the Guarantor under this Limited Guarantee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Guaranteed Party and all of its Related Persons against the Guarantor and the Guarantor’s Related Persons (and any Related Person of such Related Persons), and neither the Guarantor nor any of the Guarantor’s Related Persons (nor any Related Person of such Persons) will have any obligation or liability to any Person, in each case, in respect of any breaches, losses, damages, liabilities or obligations arising under, or in connection with, this Limited Guarantee, the Merger Agreement or the transactions contemplated hereby or thereby, including in respect of any oral representations made or alleged to be made in connection herewith or therewith.  The Guaranteed Party hereby unconditionally and irrevocably covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Related Persons (and any Related Person of such Persons) not to institute, directly or indirectly, any proceeding or bring any other claim (whether at law, in equity, in contract, in tort or otherwise) arising under, or in connection with, the Merger Agreement or this Limited Guarantee or the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against the Guarantor or any of the Guarantor’s Related Persons (or any Related Person of such Persons), except for claims of the Guaranteed Party against the Guarantor  pursuant to the terms and subject to the conditions of this Limited Guarantee.  As used in this Limited Guarantee, the term “Related Person” shall mean, with respect to any Person, any former, current or future direct or indirect equity holder, controlling Person, general or limited partner, officer, director, employee, investment professional, manager, stockholder, member, agent, Affiliate, Representatives or financing source of any of the foregoing; provided, that the definition of “Related Person” shall exclude the undersigned and its successors and assigns in respect of its express obligations hereunder and Parent or Merger Sub and their respective successors and assigns in respect of its express obligations under the Merger Agreement.

(c)                                  Nothing set forth in this Limited Guarantee shall confer or give to any Person other than the Guaranteed Party any rights, remedies or recourse against any Person, including the Guarantor and its Related Persons (and any Related Person of such Persons), except as expressly set forth herein.  The Guaranteed Party acknowledges and agrees that the Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 3.  This Section 3 shall survive termination of this Limited Guarantee.

4.                                      Representations and Warranties.  The Guarantor hereby represents and warrants that:

(a)                                 it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(b)                                 the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s organizational documents or any law, order or judgment on the Guarantor, in each case, for which such contravention would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by the Guarantor of the transactions contemplated by this Limited Guarantee on a timely basis, and this Limited Guarantee has been duly executed and delivered by the Guarantor;

(c)                                  this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in an Action at law or in equity); and

(d)                                 the Guarantor has the financial capacity to pay and perform its obligations when due pursuant to the terms, and subject to the conditions of, this Limited Guarantee.

5.                                      Termination.  This Limited Guarantee shall terminate and be of no further force and effect and the Guarantor shall have no further obligation or liability under this Limited Guarantee, the Merger Agreement (or in respect of the transactions contemplated hereby or thereby) as of the earliest to occur of: (i) the consummation of the Merger; (ii) the payment of the Guaranteed Obligation and the obligation under Section 1(c) in full; (iii) the termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent would be required pursuant to the terms and subject to the conditions of the Merger Agreement to make any payment of any Guaranteed Obligation; (iv) 90 days after the termination of the Merger Agreement if the Merger Agreement is terminated in any of the circumstances pursuant to which Parent would be required pursuant to the terms and subject to the conditions of the Merger Agreement to make a payment of the Guaranteed Obligation if (A) by such date the Guaranteed Party shall have made a claim in writing with respect to the Guaranteed Obligation and (B) the Guaranteed Party shall have commenced a proceeding in accordance with Section 15 against the Guarantor alleging that Parent is liable for the Guaranteed Obligation, in which case, this Limited Guarantee shall survive solely with respect to amounts so alleged to be owing; provided that with respect to this clause (iv), the Guarantor shall not have any further liability or obligation under this Limited Guarantee from and after the earlier of (x) the entry of a final, nonappealable Order of a court of competent jurisdiction in accordance with Section 15 hereof and (y) the execution and delivery of a written agreement between the Guarantor, on the one hand, and the Guaranteed Party, on the other hand, that specifically references this Section 5(iv) and, in either case, the payment by the Guarantor to the Guaranteed Party of all amounts payable by them pursuant to such Order or agreement; and (v) the termination of this Limited Guarantee by mutual written agreement of the Guarantor and the Guaranteed Party.  Upon any termination of this Limited Guarantee, no Person shall have any rights or claims (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, the Guarantor or their respective Related Persons (and any Related Person of such Persons) under the Merger Agreement, this Limited Guarantee or in connection with the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of Parent, Merger Sub, the Guarantor or their respective Related Persons (or any Related Person of such Persons) shall have any further liability or obligation relating to or arising from the Merger Agreement, this Limited Guarantee or the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise except that Section 3, this Section 5, Section 12, Section 13, Section 15 and Section 16 will survive termination of this Limited Guarantee.  In the event that the Guaranteed Party or any Related Person of the Guaranteed Party (or any Related Person of such Persons) asserts in any litigation or any other proceeding (whether at law, in equity, in contract, in tort or otherwise) (a) that the provisions of Section 1 hereof limiting the

Guarantor’s aggregate liability to the Maximum Guarantor Amount or the provisions of Section 3 hereof or the provisions of this Section 5 are illegal, invalid or unenforceable, in whole or in part or (b) any theory of liability against the Guarantor or any of its Related Persons (or any Related Person of such Persons) with respect to the transactions contemplated by the Merger Agreement, this Limited Guarantee or any of the transactions contemplated hereby or thereby (including, in each case, in respect of any oral representations made or alleged to be made in connection herewith or therewith) other than, solely with respect to this clause (b), any claim by the Guaranteed Party against the Guarantor in respect of the Guarantor’s obligation to fund the Maximum Guarantor Amount in accordance with, and solely to the extent permitted by, this Limited Guarantee, then (x) the obligations of the Guarantor under this Limited Guarantee shall immediately terminate without the need for any further action by any Person and shall thereupon be null and void ab initio and of no further force and effect, (y) if the Guarantor has previously made any payments under this Limited Guarantee, the Guarantor shall be entitled to recover such payments from the Guaranteed Party and (z) none of Parent, Merger Sub, the Guarantor nor any of their respective Related Persons (nor any Related Person of such Persons) shall have any liability or obligation to the Guaranteed Party or any of its Related Persons (or any Related Person of such Persons) with respect to the transactions contemplated by the Merger Agreement or this Limited Guarantee (including in respect of any oral representations made or alleged to be made in connection therewith).

6.                                      Entire Agreement.  This Limited Guarantee and the Merger Agreement  constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede and cancel any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, express or implied, among Parent and the Guarantor or any of their Related Persons (or any Related Person of such Persons), on the one hand, and the Guaranteed Party or any of its Related Persons (or any Related Person of such Persons), on the other hand regarding the subject matter hereof.  Except as provided in this Limited Guarantee, no representation or warranty has been made or relied upon by any of the parties to this Limited Guarantee with respect to this Limited Guarantee.

7.                                      Amendments and Waivers.  No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Guaranteed Party or, in the case of a waiver, by the party or each of the parties against whom the waiver is to be effective.  No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guarantee will operate as a waiver thereof.

8.                                      Payments.  All payments to be made hereunder by the Guarantor shall be made in lawful money of the United States of America at the time of payment, and shall be made in immediately available funds.

9.                                      Counterparts; Notices. This Limited Guarantee agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts (and may be delivered by facsimile transmission or via email as a portable document format), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. All notices, requests, demands, claims and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery or by facsimile transmission with confirmation of receipt, as follows:

(a)                                 by hand (in which case, it will be effective upon delivery);

(b)                                 by facsimile or e-mail transmission (in which case, it will be effective upon receipt of confirmation of good transmission); or

(c)                                  by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the next business day after being deposited with such courier service);

in each case, to the address, facsimile number or e-mail address listed below (or to such other address, facsimile number or e-mail address as a party may designate by notice to the other parties):

If to the Guarantor, to:

19/F Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District Beijing 100101 People’s Republic of China
Attention: Michael Yufeng Chi
Facsimile: +86 21 6109 7103

with copies to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP
47/F Park Place
1601 Nanjing Road West
Shanghai 200040
People’s Republic of China
Facsimile:	+86 21 6109 7022
Attention:	Jie Jeffrey Sun
Phone:	+86 21 6109 7103
E-mail:	Jeffrey.Sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105-2669
Attention:	Richard V. Smith, Esq.
Facsimile:	(415) 773-5759
Phone:	(415) 773-5830
Email:	rsmith@orrick.com

If to the Guaranteed Party, as provided in the Merger Agreement.

10.                               No Assignment. This Limited Guarantee and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Limited Guarantee nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Guarantor or the Guaranteed Party to any other Person without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party) and any purported assignment without such consent shall be null and void and of no force and effect.

11.                               No Third Party Beneficiaries.  This Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, except that each Related Person of the Guarantor (and any Related Person of such Persons) shall be considered a third party beneficiary of the provisions of Section 3 and Section 5 hereof.

12.                               Interpretation.  The headings and titles contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.  The parties have participated jointly in negotiating and drafting this Limited Guarantee. If an ambiguity or a question of intent or interpretation arises, this Limited Guarantee shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Limited Guarantee.

13.                               Confidentiality.  This Limited Guarantee is being provided to the Guaranteed Party solely in connection with the Merger Agreement and the transactions contemplated thereby.  The Guaranteed Party shall keep strictly confidential this Limited Guarantee and all information obtained by it with respect to the Guarantor in connection with this Limited Guarantee, and will use such information solely in connection with the transactions contemplated hereby.  This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the Guarantor, if required by applicable law, rule, regulation or by any court order or by a recognized stock exchange, governmental department or agency or other supervisory or regulated body, or in connection with court or other proceedings to enforce the terms and conditions of this letter agreement.

14.                               Severability.  Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving full and absolute effect to the limitation of the amount payable by the Guarantor hereunder to the Maximum Guarantor Amount and to the limitations on the Guarantor’s liability set forth in the provisions of Section 3 hereof.

15.                               Governing Law.  This Limited Guarantee, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Limited Guarantee or the negotiation, execution or performance of this Limited Guarantee, shall be governed by and construed in accordance with the internal Laws of the State of New York without regard to its conflict of laws principles that would require the application of the Laws of another jurisdiction.  All actions and proceedings arising out of or relating to this Limited Guarantee shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Limited Guarantee brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.  Each party hereto agrees to accept service of process in connection with any such proceeding.  Each party hereto agrees that service of process may be made on such party in the manner provided in Section 9 above and that such service shall have the same legal force and effect as if served upon such party personally within the State of New York.

16.                               Waiver of Trial by Jury.  THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS LIMITED GUARANTEE OR

ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

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IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first set forth above.

GUARANTOR:

PERFECT HUMAN HOLDING COMPANY LIMITED

By:	/s/ Michael Yufeng Chi
Name:	Michael Yufeng Chi
Title:	Director

GUARANTEED PARTY:

PERFECT WORLD CO., LTD.

By:	/s/ Robert Hong Xiao
Name:	Robert Hong Xiao
Title:	Chief Executive Officer